UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011

Commission File No. 000-30087

ADIRA ENERGY LTD.
(Translation of registrant's name into English)

120 Adelaide Street West, Suite 1204 Toronto, ON M5H 1T1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F [X]    Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SUBMITTED HEREWITH

Exhibits
99.1	Adira Energy Ltd. Notice of Change in Year-End
99.2	Adira Energy Ltd. Consolidated Financial Statements December 31, 2010
99.3	Adira Energy Ltd. MD&A Q4 2010
99.4	Adira Energy Ltd. Form 52-109FV1 Certification of Annual Filings Q4, 2010 - CEO
99.5	Adira Energy Ltd. Form 52-109FV1 Certification of Annual Filings Q4, 2010 - CFO
99.6	Adira Energy Ltd. Unaudited Interim Consolidated Financial Statements June 30, 2011
99.7	Adira Energy Ltd. MD&A Q2 2011
99.8	Form 52-109FV2 Certification of Interim Filings Q2 2011 - CEO
99.9	Form 52-109FV2 Certification of Interim Filings Q2 2011 – CFO
99.10	News Release “Adira Energy Announces Appointment Of New CEO”, dated June 2, 2011.
99.11	News Release “Adira Energy Provides Management Update”, dated June 27, 2011.
99.12	News Release “Adira Energy Provides Hula Valley Update”, dated July 7, 2011.
99.13	News Release “Adira Energy Provides Status Update On Offshore Project Interpretation And Evaluation Reports”, dated August 10, 2011.
99.14	News Release “Adira Energy Expands Management And Announces Warrant Extension”, dated August 15, 2011.
99.15	News Release “Adira Energy Announces Change In Financial Year-End And Filing Of Interim Financial Statements And MD&A”, dated August 30, 2011.
99.16	Form 51-102F3 Material Change Report dated August 31, 2011
99.17	News Release “Adira Energy Receives Independent Resource Assessment On Two Of Its Offshore Licenses”, dated September 7, 2011.
99.18	News Release “Adira Announces Details Of Conference Call To Discuss Results Of Resource Reports”, dated September 7, 2011.
99.19	News Release “Adira Energy Announces Stock Option Grant”, dated September 8, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADIRA ENERGY LTD.

Date: September 9, 2011

/s/ Gadi Levin
Gadi Levin
Chief Financial Officer